ANIMAS RESOURCES LTD.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

Background

This management’s discussion and analysis (“MD&A”) of financial position and results of operations is prepared as at May 30, 2011 and should be read in conjunction with the audited consolidated financial statements and the related notes for the year ended December 31, 2010 prepared in accordance to the Canadian generally accepted accounting principles (“Canadian GAAP”) and the unaudited consolidated financial statements and the related notes for the three months ended March 31, 2011 prepared in accordance to the International Financial Reporting Standards (“IFRS”).  All dollar figures included therein and in the following MD&A are quoted in Canadian dollars unless stated otherwise. Additional information relevant to the Company’s activities can be found on SEDAR at www.sedar.com.

Company Overview

Animas Resources Ltd. (the “Company”) is primarily engaged in the acquisition and exploration of mineral properties. The Company’s wholly-owned subsidiaries’ First Silver Reserve, S.A. de C.V. (“First Silver”),  Recursos Escondidos, S.A. de C.V. (“Recursos”) and Compania Minera Chuqui, S.A. de C.V. (“Chuqui”) collectively own a significant portion of Santa Gertrudis gold deposits in Mexico. On August 9, 2010, the Company incorporated a wholly-owned subsidiary in Nevada, USA: Animas Resources US Inc.  The Company’s stock is listed on the TSX Venture Exchange (the “Exchange”) under the symbol “ANI”.

The Board of Directors adopted a shareholder rights plan (the “Rights Plan”), that was confirmed by the Company’s shareholders at its annual and special meeting held on June 17, 2008. It has been adopted to ensure the fair treatment of shareholders in the event of an unsolicited take-over offer for the Company’s common shares. The Rights Plan will expire on June 5, 2011, unless extended upon reconfirmation by shareholders at its annual general meeting at that time. Subsequently, the Rights Plan must be reconfirmed by shareholders at every third annual general meeting of the Company thereafter.

Santa Gertrudis Property (“SG Property”)

History

The SG Property is part of the Santa Teresa Mining District in the Cucurpe Municipality of the northern Mexican state of Sonora. It is located 180 km north of Hermosillo, Sonora, Mexico, and was discovered by Phelps Dodge Mining Company (“PD”) in 1986. Several gold deposits on the property were advanced to open pit heap leach production starting in 1991. PD sold their portion of the Santa Teresa Mining District to Campbell Resources Inc. (“Campbell”) in 1994 for US$10 million. Campbell ceased mining and processing activity due to low gold prices during the late 1990’s and settled some outstanding debts by assigning several core area concessions, including the un-mined Cristina deposit, to Lopez-Limon. From May 1991 to October 2000, the SG Property produced 564,000 ounces of gold at an average grade of 2.13 grams per tonne [References: NI43-101 report by R.R. Kern and R.A. Sibthorpe dated June 5, 2007 and NI43-101 report by C. Stewart Wallis dated May 15, 2007]. The Company has re-consolidated these concessions, which allows for a district-wide exploration program. Other mineral properties that are part of the SG Property package include the higher-grade Amelia Mine and staked ground to the west, northwest and southeast of the SG Property’s historic workings. The Amelia Mine had historically produced over 1 million tonnes at 2.88g Au/tonne [Reference: NI43-101 report by C. Stewart Wallis dated May 15, 2007].

Remaining historic resources for the SG Property as recorded by Campbell when production ceased in 2000 (Barrera, November 30, 2000) are non-NI 43-101 compliant and include 8.1 million tonnes averaging 0.94 g Au/tonne on the Lopez-Limon concessions, and 5.9 million tonnes averaging 1.71 g Au/tonne on First Silver’s and Recursos’s concessions. These historic resources should not be relied upon as the estimates are not current and do not meet CIM definition standards but are reported here for historical purposes only.

Summary of activities from 2009 to the present

Since the Company acquired and re-consolidated the Santa Teresa District’s SG Property and prospects within a 562 square kilometer land holding by owning the concessions directly or earn-in options, the Company implemented an exploration and drilling program that identified several substantial targets which may lead to discovery of previously unknown larger gold deposits. Through its Mexican company Chuqui, the Company has secured all the necessary surface access agreements from the local community and ranchers, permitting the Company to complete geologic and geophysical surveys throughout the district. The following outlines progress since the beginning of 2009.

The 2009 geological mapping program concentrated on evaluating previous surface work and filling in gaps in the database.  Mapping identified four large zones of hornfels (Amelia, Mirador, Enedina, and San Enrique) that contain gold mineralization. These areas of hornfels (Thermal Centers) probably represent intrusive centers at depth that are attractive targets for large areas of gold mineralization that may be associated with porphyry intrusives, either with, or without, copper-molybdenum mineralization.

The entire geochemical data base is being re-evaluated. The initial interpretation outlines an area of anomalous gold that is at least 20 km long in a northwest-southeast direction and about 8 km wide. The width of the geochemical anomalies may be wider since there is post-mineralization gravel cover (alluvium) to the southwest and northeast. Arsenic concentrations (>100ppm) are commonly associated with the gold anomalies, but with wider distribution. There are several zones with associated anomalous, although more erratic, antimony, mercury, lead, and zinc. This is a geochemical distribution pattern that is also evident in drill holes. The wider distribution of pathfinder trace elements enhances the targeting. A zone of anomalous arsenic, with associated trace elements, in favorable lithologic units and structural ground preparation may suggest that areas of gold concentration are near. Many of these anomalies have not been drilled, or are insufficiently tested by drilling.

Induced Polarization/Resistivity (“IP/R”) surveys identify subsurface anomalies that represent sulfide concentrations that may contain gold. The four hornfels areas also contain IP/R anomalies. There is also a substantial Reconnaissance Induced Polarization (“RIP”) anomaly below gravel cover in the western part of the district. Three dimensional interpretations of the geophysics are in progress to better define these anomalies, all of which represent interesting targets.

The interpretation of drilling results from the 2008 program is adding substantially to the understanding of the geology and mineralization controls in the district and several of the holes, as outlined below, encountered encouraging gold anomalies. All of these data are being incorporated into the database and interpretations are in progress to identify additional targets.

The hole at Camello (ARCM-001) is an example of how a seemingly insignificant gold interval can identify an important target (12/1/08 PR). ARCM-001 encountered 3.5 meters that averages 0.550 gpt Au at the bottom of the hole (226.60 m). Mineralization is contained within carbonaceous-pyritic siltstone with an associated arsenic and zinc anomaly. The hole is also at the margin of a large IP/R anomaly. The implication is that the hole encountered the southwest margin of a much larger mineralized area that will require additional drilling to evaluate. One historic hole drilled deep enough to test the southwest margin of this anomaly encountered 19.5 meters of 1.45 gpt Au and ended in mineralization. There are three smaller past producing pits on the margins of the anomaly that may suggest leakage of gold mineralization from a deeper mineralized area.

One Sta. Teresa hole (ARST-002) encountered 26.60 meters that averages 1.405 gpt Au starting at 90.20 meters, including an 8.15 meter interval of 3.88 gpt Au (2/23/09 PR). Two holes in the Berta area encountered 8.50 meters each of 2.987 and 2.814 gpt Au (3/1/09 PR). These three holes are sufficiently mineralized to require follow-up drilling.

One of the Gravas holes (ARGA-001) encountered anomalous gold (3.0 meters of 0.243 gpt Au) in a buried diorite intrusive with anomalous trace elements associated with a RIP anomaly under gravel cover (2/23/09 PR). This clearly indicates that there are gravel covered gold systems in the district and the periphery of this gold bearing intrusive is considered a prospective area to host gold deposits.

Finally, the developing geological model is being verified by drilling, and will be used and improved during future exploration programs. While much of the known gold mineralization is hosted in sedimentary rocks and has many features consistent with Carlin-like gold deposits, the weight of evidence indicates that they are in the distal part of a much larger system, or systems.

At this point there are several significant known geological features about the Santa Teresa District, including:

•

Gold is hosted in most sedimentary rock types and persists over a large area not easily explained by one source or event.

•

The known gold deposits and targets are geochemically zoned that assists in identification of larger targets.

•

Mapping complemented by geophysics identifies several large potentially mineralized centers.

•

The bulk of the major structures are pre-mineral, yet some post-mineral structures complicate the local details.

•

Drilling provides direct evidence for major thermal centers as well as valuable details on the nature and controls of gold mineralization.

•

Gold mineralization potential does extend under post-mineral alluvial cover.

•

Mineral zoning from drilling and surface rock geochemistry provides evidence for larger systems and is complementary to the surface alteration, which has been shown to be directly associated with gold mineralization.

•

At least four large (3+ km²), identified zones of hydrothermal alteration represent potential centers of deeper, high-grade gold mineralization.

•

Numerous untested gold (>0.1 ppm in soil and >1.0 ppm in rock) and trace element anomalies occur within an area of approximately 160 km² (20 km. by 8 km.).

There are several unknowns that will be needed to be studied during future work in the Santa Teresa District, including:

•

The age of major alteration events relative to the main stage of gold mineralization;

•

Age of mineralization with respect to the several igneous intrusive events in the district;

•

And most importantly, the location of the major gold bearing systems.

On May 19, 2009, the Company announced the completion of a new NI 43-101 compliant resource estimate for its oxidized Cristina gold deposit, provided by Mine Development Associates, Inc. (MDA) of Reno, Nevada.  The new estimate represents a 23% increase in total ounces from the historic estimate for the deposit and the Cristina resource is considered open locally to the south and west. On July 2, 2009, the Company filed the NI43-101 report titled “Technical Report on the Santa Gertrudis Gold Project, Sonora, Mexico” with the British Columbia Securities Commission and the Exchange.

The Company set out to achieve these program advancements in its 2009 exploration program:

•

Developing and implementing a new drill program to test the several large targets identified during the first phase of the Company’s exploration program;

•

Continuing geological mapping and sampling in the southeastern portion of the district to identify larger target areas;

•

Completing the re-interpretation of the geochemical and geophysical surveys to assist in project identification and drill hole selection;

•

Implement cost saving measures that do not jeopardize advancing the program given the recent financial crisis around the globe and the Company’s primary goal of conserving cash.

The total 2009 drilling program consisted of 5,534.2 meters in 13 holes.  Seven of which were drilled in the Toro-Gregorio area and the remaining six holes totaling 2,236.95 meters tested five conceptual, stand-alone targets outside of the main part of the Santa Teresa Mining District – the Escondida, Pirinola, Enedina, Tigre and the SAG targets.

The Toro – Gregorio target is a 3+ square kilometer area of moderate/strong surface alteration, favorable host rock lithologies, highly anomalous surface gold mineralization and five past producing, open pit gold mines.  This area has never been deeply drill tested by previous workers.  The Company completed seven holes, with three angle holes drilled to the southwest and four angle holes drilled to the northeast which tested the target on roughly 300 meter spacing. All holes encountered varying amounts of decalcification in the favorable Mural Formation and all confirm a major structural fold that keeps the favorable stratigraphy nearer the surface than previously thought.  Three of the seven holes penetrated into a high temperature hornfels altered package of sediments below a near-horizontal fault. There is important evidence that both the early hornfels units and the overlaying more weakly altered sedimentary rocks are mineralized, yet there is strong evidence that there is post mineral movement along the fault. Several ages of precious metal mineralization are being documented.  See the December 17, 2009 news release for more details.

The other six drill holes tested five conceptual, stand-alone targets resulting in important gold intercepts at Escondida and Pirinola, confirming the significance of these major through-going structures, their role in mineralization and the importance of structural intersections being potentially important targets worthy of follow up drilling. In addition, significantly elevated zinc and molybdenum values validate the idea that the El Tigre area has potential for skarn-type zinc and porphyry mineralization, and is worthy of additional work and/or drilling. See the February 11, 2010 news release for more details.

On March 2, 2010, the Company reported that El Tigre area has potential for skarn-type and porphyry mineralization. The results of the ground gravity survey, detailed model reconciliation of the aeromagnetic data, compared to measured susceptibility in core, additional follow up mapping, and principle component analysis of our extensive geochemical data base verifies this potential at El Tigre. In addition, the gravity survey substantiates a major deep seated northeast trending structural break coincident with known precious metal mineralization. Analysis of the geochemical data clarifies the distinct area with the metal zoning patterns commonly associated with mineralized intrusive centers.

In April, 2010, the Company started the 2010, 3,000± meter core drilling program. The integration of the gravity, Induced Polarization and geochemical/geological data verifies that the El Tigre area has potential for proximal base metal skarn, potentially distal precious metal, and porphyry-hosted mineralization. The drill holes were designed to explore for the causative intrusive(s) and proximal skarn mineralization. The distal gold potential will be considered as part of the review of the non-NI 43-101 compliant resource reviews for the entire district. Additional targets also are under consideration at La Cristina including extensions of the Cristina epithermal gold mineralization to the north and the potentially bonanza-grade roots of this system. Additionally, several other targets are under detailed review and may be drilled if large tonnage potential can be inferred.

In July, 2010, the Company reported that six drill holes (AREN-001 and ARET-001 through 005) and geological mapping/geochemical sampling of the surface exposures at the El Tigre prospect have identified what appears to be an igneous intrusive center with related molybdenum mineralization, and on August 25, 2010, the Company confirmed that the El Tigre has significant intervals of molybdenum mineralization with elevated tin, fluorine and base metal zoning elements common to porphyry molybdenum deposits.

In addition to the NI 43-101 compliant resources at the La Cristina deposit filed in July 2009, the district has non-compliant historic resources and existing lined leach pads. The Company contracted Mr. Alan Noble P.E., Principal Engineer of Ore Reserves Engineering (“O.R.E.”) to review and update several of the gold deposits at SG property to convert historic resources to NI 43-101 compliant resources. On November 17, 2010, the Company announced that it completed a review and updated several of the historic gold resource estimates at SG property to NI 43-101 compliant resource estimates. On December 31, 2010, the Company filed the NI43-101 technical report. The updated NI 43-101 compliant resource estimates for seven gold deposits at SG property, plus the previous estimate for the Cristina deposit, contain inferred resources of 557,000 ounces of gold. The updated resource estimates represent an increase of over 300% from the NI 43-101-compliant resource estimate filed on July 2, 2009 and are all in the inferred resource category.  See November 17, 2010 and January 5, 2011’s news releases for more details.

Table1.1 Inferred Resource Estimates for the Santa Gertrudis Project

Deposit	Cutoff (ppm Au)	Tonnes (1,000's)	Grade (ppm Au)	Contained Ounces Gold
Trinidad	0.30	1,100	1.69	59,900
Escondida	0.30	1,389	1.16	52,000
Greta	0.30	800	2.41	62,000
La Gloria	0.30	500	2.68	43,100
Tigre	0.30	350	1.94	21,900
Tracy	0.30	500	2.42	38,900
Dora	0.30	1,200	2.53	97,600
Mirador	0.30	520	1.80	30,100
Total O.R.E. Oct 2010 Estimates (1,2,3,4,5,6)	0.30	6,359	1.98	405,500
Cristina (MDA 2009) (1,5,7,8,9)	0.30	7,139	0.66	151,500
Project Total	0.30	13,498	1.28	557,000

1.

CIM definition standards were followed for the resource category estimates.

2.

The 2010 resource models by O.R.E. use inverse-distance-power (IDP) grade estimation within three-dimensional block models with mineralized envelopes defined by wire-framed solids.  Grade zones were defined using nearest-neighbor assignment. A block size of 2x2x2-meters was used for the block models.

3.

A total of 48,815.47 meters of drilling in 574 drill holes were used in the 2010 resource estimates by O.R.E.  The majority of the drilling is reverse circulation (RC) drilling.

4.

Dilution is included for a minimum mining width of 2.0 m in the 2010 estimates O.R.E.  Estimates for reserves will require additional dilution depending on the mining method and selectivity.

5.

Mineral Resources that are not mineral reserves do not have economic viability.

6.

Resources may contain sulfide material that may be significantly less economically viable than oxide material.

7.

The 2009 resource model for Cristina used IDP grade estimation within mineral zone outlines interpreted on N60°E looking cross-sections.  A block size of 6x6m horizontally and 3m vertically was used for the block model (Ristorcelli, 2009).

8.

A total 7,159 meters of drilling in 13 core holes and 58 RC holes were used for the Cristina estimate.

9.

Resource parameters/methodology are detailed in the previously released Animas NI 43-101 report on Santa Gertrudis (Ristorcelli, 2009).

10.

Additional drilling and geologic modeling will be necessary to upgrade these resources to indicated or measured status.

Dr. Hugh Miller also consolidated the information on the current state of heap leaching potential at SG property. The report from Dr. Miller is currently being used as the basis for the Company to decide the direction that the Company may wish to consider such as a small scale gold production or vending / contracting a qualified party to mine some of the known gold deposits.

With the molybdenum prospect at the El Tigre, the updated NI 43-101-compliant resource estimate prepared by ORE, Dr. Miller’s report on heap leaching potential and the Company is determining how to maximize the shareholders’ value and is reviewing all options open to Animas including the idea of joint venture and/or optioning out some, or all, of the property.

During 2011, the Company has hosted field and data reviews of the SG gold and molybdenum targets and entertaining qualified proposals to advance the project. Tours of the property are underway.

On May 3, 2011, the Company announced that it commissioned Paul C. Jones of Sovereign Management Group, Ltd. to provide the Company with the program necessary and approximate costs to complete a Preliminary Economic Assessment (Scoping study) on the gold resources at Santa Gertrudis as the first vital step toward making a production decision, given the current rise in the gold price, the available infrastructure, water rights, and detailed understanding of the deposits. In addition to the known resources, there are 14 untested near surface exploration targets that might contain additional mine for leach opportunities.

For detailed information on the results of the exploration program to date, see the various news releases on the Company’s website or on www.sedar.com.

SG Property payments

As part of the acquisition of Chuqui, the Company signed an option agreement with Lopez-Limon to purchase 10 mineral claims in the SG Property. In April 2009, the Company amended the option agreement for a total of US$2,150,000 over the next three years. US$850,000 has been paid as at March 31, 2011.

On July 24, 2007, the Company signed an option agreement with Victor Manuel Juvera Gaxiola to purchase three additional mineral claims in the SG Property. On December 26, 2008, the Company and Victor Manuel Juvera Gaxiola amended its original agreement and the amendment agreement allows the Company to make the option payments either in cash, or in the Company’s common shares, or a combination of both. Since the signing of the original agreement and as at March 31, 2011, US$50,000 was paid in cash and US$487,500 was issued in common shares. The remaining payments to be made over the next three years totaling US$412,500 have not been changed other than the Company has the option to pay the amounts in common shares.

On August 13, 2007, the Company signed an option agreement with Albelais Varela to purchase two additional mineral claims in the SG Property by paying US$220,000 over the next 5 years. US$140,000 had been paid in cash as at March 31, 2011.

On March 11, 2008, the Company exercised its option and acquired San Enrique and Greta properties for US$450,000 by issuing 307,429 common shares at a value of $1.44 per share.

On October 15, 2008, the Company signed an option agreement with Minera Lixivian, S.A. de C.V. to purchase two internal concessions in the Santa Teresa district. These claims are within the productive northern part of the district with past production by a private Mexican company and are adjacent to the Amelia historic operations. The Company completed its option payments by paying a total of US$422,000 in cash and issuing 217,000 common shares valued at US$228,000. These two concessions were transferred to the Company’s name as of August 27, 2010.

As a covenant with and lien on the SG Property, when the SG Property goes into production, the Company was subject to certain Net Smelter Royalty arrangements ranging from 1% to 2% and royalties of US$0.10 per ton until a maximum of US$2,000,000 is reached. The Company purchased all of these Net Smelter Royalty arrangements by paying $87,500 cash in 2007 and issuing 50,000 common shares at value of $1.25 per share on January 10, 2008. With these purchases, there are no remaining royalties on the SG Property.

Based on exploration work completed during 2010 and the resultant revised plan for the development of the project, management assessed a potential impairment in respect to the carrying value of the Santa Gertrudis property. Accordingly, and in order to be conservative, at September 30, 2010, the Company elected to write off $5,000,000 of the historical deferred costs associated with the property. This amount represented an estimate only and was not based on a formal valuation as insufficient evidence existed to support a definitive estimation of the fair value of the property.

As of March 31, 2011 the Company had incurred total cumulative expenditures of $11,583,958 for acquisition and exploration on the SG Property including write-down of $5,000,000.

	March 31, 2011	December 31, 2010

Acquisition costs	$ 5,498,644	$ 5,498,644	(1)
Annual mining taxes	848,703	713,295
Assaying	474,718	474,493
Camp and general	487,712	483,045
Drilling	1,712,543	1,712,543
Environmental costs	12,806	12,806
Field costs	23,164	22,764
Foreign value added tax credit	79,991	207,452
Geology	1,173,162	1,147,642
Geophysical	793,870	793,870
Metallurgical consulting	5,646	5,646
Net Smelter Royalty payment	150,000	150,000
Office and administrative	270,684	268,358
Option payments	2,837,103	2,727,759
Resources calculation	338,660	338,660
Surface access fees	385,620	341,169
Travel	563,196	544,611
Wages	1,949,413	1,882,610
Write-down of mineral property	(5,000,000)	(5,000,000)
Foreign exchange movement	(1,021,677)	(1,096,342)
	$ 11,583,958	$ 11,229,025

(1)

This includes costs allocated on completion of the qualifying transaction in 2007 of $5,159,649, and expenses directly related to the transaction of $247,392. The Company also issued an additional 254,454 common shares valued at $91,603 to defer the acquisition costs of First Silver and Recursos (see “Cash Flows, Liquidity and Capital Resources” section).

Ariel Copper Property

On December 18, 2009, the Company signed a letter of intent for an option to acquire up to 80% of the Ariel porphyry copper concessions. On May 28, 2010, the Company signed the final option agreement. On December 16, 2010, the Company and the optionor amended its original agreement and deferred the December 18, 2010 payment to June 18, 2011.

The terms of the option are as follows:

	Amount in Cash		Exploration expenditures
At signing	$ 25,000	Paid
June 18, 2011	50,000
December 18, 2011	50,000
December 18, 2012	50,000		$ 2,000,000	Earn 51%
December 18, 2013	50,000
December 18, 2014	50,000		1,500,000	Earn an additional 14% to 65%
Total	$ 275,000		$ 3,500,000

Upon completion of pre-feasibility study by an independent mutually acceptable qualified party, the Company will earn a further 15% for a total of 80%.

The Ariel concessions are located approximately 44 kilometers east-southeast of the town of Nacozari, Sonora, and are also southeast of the La Caridad copper mine and within the productive Cananea Larimide porphyry copper trend in Sonora Mexico.  The Ariel prospect is an altered and mineralized intrusive complex hosted in coeval andesitic volcanics.  Geologically, the area is comprised of quartz-poor volcanics of possible andesitic composition. Locally quartz-poor dikes may cut the older volcanic rocks. Intense alteration in the area makes it difficult to determine the original rock types.

A very large alteration/mineralization system is present on the Ariel concessions.  This system is approximately 4-5 kilometers in length and approximately 2-3 kilometers wide. The volcanic rocks within this zone of alteration / mineralization are strongly altered to pervasive clay-(±sericite) and goethite-hematite (after 2-5% disseminated > veinlet controlled pyrite).  Variable quartz-FeOx (after pyrite) veining is present within the argillized and pyritized volcanics and locally, they approach a near stockwork (1-20 veins/meter). Breccias are irregular in lateral extent and are comprised of variably silicified volcanic fragments set in a variable silica/FeOx matrix.

In July, 2010, the Company reported its progress on the Ariel prospect. A very large alteration/mineralization system is present on the Ariel concessions and is approximately 4-5 kilometers in length (more or less in a north-south direction) and approximately 2-3 kilometers wide. The volcanic rocks within this zone of alteration/mineralization are strongly altered to pervasive clay-(±sericite?) and goethite-hematite after 2-5 percent disseminated > veinlet controlled pyrite.  The Ariel alteration system is large and strong, and the current mapping and sampling should define the extent of the system and its mineral potential.

A major mining company was the successful winner of a recent land auction for the lands surrounding the Ariel concessions. The Company is in contact with that company to explore business opportunities to advance the exploration on that target.

As of March 31, 2011, the Company had incurred total cumulative expenditures of $48,921 for acquisition and exploration of the Ariel Copper property.

	March 31, 2011	December 31, 2010
Acquisition costs	$ 26,170	$ 26,170
Annual mining taxes	2,362	769
Assaying	3,663	3,663
Camp and general	1,285	1,285
Office and administrative	3,772	3,772
Geology	7,588	7,588
Travel	1,577	1,577
Wages	2,567	2,567
Foreign exchange movement	(63)	(459)
	$ 48,921	$ 46,932

Nevada Gold Projects

On April 7, 2010, the Company announced that a binding letter agreement was signed with Nevada Sunrise Gold Corp. (“Nevada Sunrise”) to option two gold properties in Nevada: the Golden Arrow and the Kinsley Mountain properties.

On April 26, 2010, the Company started the field exploration programs at the Golden Arrow and Kinsley Mountain project areas in Nevada. The programs are a joint exploration venture with Nevada Sunrise. During the option period, the Company is the operator for these two properties and the exploration programs in 2010 were being conducted under the technical leadership of Dr. Odin Christensen.

The Company signed the final option agreements for the two gold properties with Nevada Sunrise on June 30, 2010.

Golden Arrow Property, Nevada

The Golden Arrow gold property is located in the Nevada high desert, approximately 40 miles (60 kilometers) east of Tonopah, Nye County. Golden Arrow is on the flank of the Kawich Range and on the eastern margin of Stone Cabin Valley, within the Golden Arrow mining district. The property has a number of favorable attributes for exploration of mineral resources: gentle topography, mild climate, available ground water, and close proximity to highways and towns.

The entire Golden Arrow district has been consolidated, and the property consists of 279 unpatented lode mineral claims and 17 patented lode mineral claims. In total, the property covers an area of approximately 5,684 acres (2,300 hectares).

In September 2010, Nevada Sunrise, on behalf of the earn-in joint venture, has increased the size of its Golden Arrow property by staking 10 claims along the north boundary and 74 claims along the south boundary of the current block. The new claims include a few claims to cover various open fractions to ensure the area is fully claimed.  The estimated area of land covered by these claims is just over 1,500 acres (about 607 hectares).

Historic exploration resulted in the discovery and subsequent drill-definition of two centers of (volcanic rock-hosted epithermal) gold-silver mineralization. Nevada Sunrise has previously reported a 43-101 compliant measured and indicated resource on the Golden Arrow property which is available on www.sedar.com. In June, 2010, the Company filed a revised NI43-101 compliant Technical Resource Estimate Report on the Golden Arrow project.

The Company can earn a 51% interest in the Golden Arrow Property by spending $3.5 million in exploration over three years (of which $1 million must be spent by the end of 2010). A joint venture will be formed when the Company has earned its 51% interest. Upon earning its initial interest, the Company may elect to spend a further $4,000,000 to earn an additional 9% interest for a total interest of 60%. The Company also has the right to earn up to a 75% interest by paying for and completing a Pre-Feasibility study, if Nevada Sunrise elects not to contribute.

In April 2010, the Company started the field exploration programs at the Golden Arrow property. The 2010 exploration program was designed to build upon Nevada Sunrise’s May 2009 defined mineral resources, making full use of the extensive existing technical database. The program included (a) electrical geophysical surveys extending from areas with known mineralization to areas covered by gravel or post-mineral rock units; (b) detailed electrical geophysical surveys over specific target areas defined by the gravity geophysical information; (c) integration of all existing technical information into a Geographic Information System for model development and drill targeting; and (d) a definitive program of combined diamond core and reverse-circulation percussion drilling to test at least 6 targets during the third quarter of 2010.

In July, 2010, the Company completed and filed an updated NI 43-101 Technical Report on the Golden Arrow property and completed a gradient array IP/resistivity survey.  In addition, it completed a RIP (Reconnaissance Induced Polarization) survey covering the entire Gold Arrow property and surveyed a single 1.8 kilometer line of dipole-dipole IP, crossing the Hidden Hill and Gold Coin mineral centers.

Exploration drilling started in September 2010 on the Golden Arrow property and was completed in November 2010.  The drilling program included 4 diamond core holes for 3,785 feet drilled by Major Drilling and 10 reverse-circulation drill holes for 10,400 feet drilled by Envirotech Drilling.  Drill core had been saw-split, and all drill samples are being analyzed for gold and multi-element geochemistry by American Assay Laboratories of Sparks, Nevada.  The drilling program was designed to test both for additional centers of “hot-springs style” gold mineralization similar to resources already defined on the property, as well as for  “Round Mountain-style” disseminated gold mineralization near the volcanic caldera margin within poorly-welded rhyolite tuff.  See December 9, 2010’s news release for more details about the drilling results.

The Company completed a detailed review of the geology, geophysics, geochemistry, and drilling results, and, determined that the remaining potential at the Golden Arrow property does not meet the Company’s business criteria for new discovery. As such, the Company terminated its option agreement on the Golden Arrow property on March 11, 2011, and wrote off mineral property costs of $1,070,412 on December 31, 2010 and an additional $35,478 on March 31, 2011.

	March 31, 2011	December 31, 2010
Assaying	$ 75,049	$ 75,049
Bond coverage	16,414	16,414
Drilling	496,479	496,479
Environmental costs	2,211	2,063
Filed costs	13,399	13,162
Geology	140,422	138,136
Geophysical	96,985	96,985
Office and administrative	240	240
Property payments	219,395	194,377
Resources calculation	4,606	4,606
Travel	8,797	9,206
Wages	31,893	23,695
Write-down of mineral property	(1,105,890)	(1,070,412)
	$ -	$ -

Kinsley Mountain Property, Nevada

The Kinsley Mountain gold property is located in eastern Nevada in Elko County between the towns of Ely and Wendover. A former owner produced 134,777 ounces of gold from this mine from 1994 to 1999. The Kinsley Mountain property consists of 141 unpatented lode mining claims covering an area of approximately 2,807 acres (1,136 hectares). Gold mineralization occurs in Middle to Upper Cambrian-age sedimentary rock units including limestone, dolomite and shale. This mineralization exhibits characteristics similar to other sedimentary rock-hosted “Carlin-type” gold deposits in Nevada. Substantial technical archives for the Kinsley Mountain property include records for 1,156 drill holes, totaling 244,900 feet (with an average depth of only 212 feet).

The Company can earn a 51% interest in the Kinsley Mountain property by spending $1.5 million in exploration expenditures over three years (of which $200,000 must be spent by the end of 2010).  A joint venture will be formed when the Company has earned its 51% interest.  Upon earning its initial interest, the Company may elect to spend a further $3 million in exploration expenditures to earn an additional 14% interest for a total interest of 65%. The Company also has the right to earn up to 75% interest by paying for and completing a Pre-feasibility Study, if Nevada Sunrise elects not to contribute.

In April, 2010, the Company started the field exploration programs at the Kinsley Mountain property. The 2010 exploration program, building upon the existing technical data, will include:

•

A property-wide gravity geophysical survey;

•

A property-wide multi-element soil geochemical survey;

•

Integration of geophysical data from other sources;

•

Preparation of a new geological map of the property, with full consideration of the geological characteristics of recent gold discoveries in nearby areas;

•

Compilation and integration of all technical information within a Geographic Information System for interpretation and exploration targeting;

•

Drill testing will be realized in 2011.

In July, 2010, the Company reported significant progress in its field exploration program at Kinsley Mountain property. The Company:

•

Purchased public domain aeromagnetics geophysical data;

•

Completed a multi-element soil geochemical survey covering the entire property;

•

Completed a ground gravity geophysical survey;

•

Scanned historic technical data and are building a comprehensive GIS data base;

•

Planning a new geological map of the property, with selective geochemical sampling; and

•

Completed an environmental audit.

In March and in May 2011, the Company updated its 2011 work plan by subdividing the geochemical data by alteration type and by grouping the rock chip analytical results separately for jasperiods, silicified zones, decalcified zones, iron oxide zones, and faults to identify target areas.  All of these alteration types may extend farther than a gold deposit, and if any of these alteration types contain anomalous gold and pathfinder trace elements, these patterns can be used as targeting tools for future drilling programs.

While the 2010 soil grid supplies provided good overview, additional geochemical samples in selected areas are needed for targeting drilling.  Specific samples in areas of fault (or suspected) fault zones and any soils rich in iron oxides will be collected as they might represent leakage from mineralized zones below carbonate caps.  To the north of the mined area there is a substantial arsenic anomaly with only limited anomalous gold.  If the arsenic represents a halo to gold mineralization, the areas need to be evaluated closely to identify favorable host lithologies that might exist at depth.

The 2011 program will focus on identifying areas of anomalous As, Sb, Hg, and Zn that might outline areas that could be marginal to gold mineralization. Decreases in Ca might suggest decalcification of carbonate rich rocks as mineralization is approached.  All of the historic IP/resistivity data is being reprocessed to evaluate and identify target areas.  Areas of apparent resistivity breaks in the carbonates will be targeted for additional surface sampling.  The resistivity data will also be evaluated to identify any favorable lithologies below carbonate caps, and areas of IP anomalies at depth that might represent sulfide accumulations. Additional IP/resistivity survey lines may be completed to fully evaluate the property. Gold-bismuth anomalies might indicate skarn environments similar to that found in the Battle Mountains.

As of March 31, 2011, the Company had incurred total cumulative expenditures of $310,824 for the Kinsley Mountain property.

	March 31, 2011	December 31, 2010
Camp and general	$ 673	$ 673
Environmental costs	933	933
Filed costs	326	326
Geology	87,856	81,081
Geophysical	6,000	6,000
Property payments	86,903	86,903
Soil Geochemistry	80,173	79,925
Travel	16,712	16,712
Wages	31,248	23,050
	$ 310,824	$ 295,603

Bacanuchi Property

The Company retains the Bacanuchi property for a future payment of US$1 million upon a feasibility study being completed and a 5% Net Profits Interest.

Dr. Roger C. Steininger is the Company’s qualified person and all technical information in this MD&A has been reviewed by Dr. Steininger.

Selected Financial Information

	Year ended December 31 2010	Year ended December 31 2009	Year ended December 31 2008
	Under IFRS	Under Canadian GAAP
	$	$	$
Total revenues	-	-	-
General and administrative expenses	1,434,936	1,661,436	1,512,812
Write-off mineral property costs	6,070,412	277,075	-
(Loss) for the year	(7,875,029)	(1,869,240)	(1,638,520)
(Loss) per share	(0.19)	(0.06)	(0.06)
Total assets	13,363,425	20,145,452	17,516,952
Total long-term financial liabilities	47,025	1,983,350	2,507,400
Cash dividends declared – per share	N/A	N/A	N/A

Summary of Quarterly Results

	Mar 31, 2011 Quarter	Dec 31, 2010 Quarter	Sep 30, 2010 Quarter	Jun 30, 2010 Quarter	Mar 31, 2010 Quarter	Dec 31, 2009 Quarter	Sep 30, 2009 Quarter	June 30, 2009 Quarter
	Under IFRS					Under Canadian GAAP
Revenue	-	-	-	-	-	-	-	-
Net loss	239,186	1,316,041	5,338,729	406,506	813,753	97,083	618,320	617,934
Loss per Share	0.01	0.03	0.13	0.01	0.02	0.00	0.02	0.02

Results of Operations

For the three months ended March 31, 2011 compared to the three months ended March 31, 2010

During the three months ended March 31, 2011, the Company incurred losses of $239,186 ($0.01 loss per share) compared to a net loss of $813,753 ($0.02 loss per share) for the same period in 2010.

During the three months ended March 31, 2011, the Company incurred $242,179 (2010 – $440,381) in general and administrative expenses, of which $68,894 (2010 – $216,939) relates to non-cash share-based payment expense for options vested during the period, non-cash depreciation of $7,577 (2010 - $2,011) and a write-off of mineral property costs of $35,478 (2010 - $nil). Excluding the non-cash items, the Company’s general and administrative expenses amounted to $130,230, compared to 2010’s $221,431, a decrease of $91,201. The decrease was mainly due to the management conserving cash and cutting back costs in professional fees (2011 - $55,265; 2010 - $85,544), shareholders’ communication (2011 - $12,870; 2010 – $24,926), corporate development fees (2011 - $14,583; 2010 - $17,353) and office expenses (2011 – $19,618; 2010 - $29,770). The decrease in costs was partially offset by increase in insurance fees (2011 - $6,513; 2010 - $3,201) because the Company obtained general liability insurance for its exploration program in fiscal 2011. The Company also had a foreign exchange loss of $2,078 (2010 - $30,784) during the three months ended March 31, 2011.  The other administrative expenditures varied over the periods but the overall effect of these variances was not material.

During the three months ended March 31, 2011, the Company had interest income of $2,993 by investing funds from private placements in Guaranteed Investment Certificates (“GIC”) issued by a Canadian chartered bank, compared to 2010’s $5,628, a decrease of $2,635. The decrease was due to the principal amount and interest rate being higher in fiscal 2010.

The Company completed an impairment analysis as at March 31, 2011 which considered the indicators of impairment. Management concluded that other than the $6,070,412 write-down on the SG Property and Golden Arrow property in fiscal 2010 and the $35,478 on Golden Arrow property during the three months ended March 31, 2011, no other impairment charge was required because:

•

The NI 43-101 resource estimates for the SG property;

•

there have been no significant changes in the legal factors or climate that affects the value of the SG Property or the Nevada property;

•

all SG Property rights remain in good standing;

•

option arrangements on the SG Property and the Nevada property remain in good standing;

•

the price of gold has recently hit unprecedented historical highs;

•

the Company intends to continue its exploration and development plans on its properties; and

•

the Company is currently hosting site visits and in discussion with qualified parties to evaluate options for its SG and Ariel properties.

Cash Flows, Liquidity and Capital Resources

The Company’s working capital as at March 31, 2011 was $1,159,830 (December 31, 2010 - $1,260,033). Cash totaled $1,221,473 as at March 31, 2011, a decrease of $414,702 from $1,636,175 as at December 31, 2010. The decrease was a result of (a) $176,712 spent in its operating activities, including changes in working capital; (b) $313,462 spent on its mineral properties; (c) repayment of capital lease obligation in the amount of $5,765; offset by (d) $81,237 effects of exchange rate changes on behalf of cash held in foreign currencies.

As part of the acquisition of First Silver and Recursos, the Company is required to make three additional payments of US$500,000 each, in cash or common shares, at the option of the Company, on the first, second and third anniversary dates from July 13, 2007 to Canada Gold Corporation (“Canada Gold”) (formerly MetalQuest Minerals Inc.). During the fiscal 2008, the Company issued a total of 325,829 common shares to Canada Gold for the first anniversary payment of US$500,000. On March 16, 2009, the Company exercised its right to make the second anniversary payment of US$500,000 due to Canada Gold in shares and issued 637,700 common shares at $0.50 per share to Canada Gold for 50% of the current portion due. On May 7, 2009, the Company amended the purchase agreement by issuing 254,454 shares at $0.36 to Canada Gold as additional acquisition costs and postponing the payments. On January 31, 2010, the Company issued 408,697 common shares at $0.65 for the payment of US$250,000. On July 31, 2010, the Company exercised its right to make another payment of US$250,000 by issuing 514,150 common shares at $0.50 per share to Canada Gold. Subsequently, On January 31, 2011, the Company exercised its right to make the last payment of US$250,000 by issuing 499,251 common shares at $0.50 per share to Canada Gold.

As of March 31, 2011, the Company’s contractual obligations are as follows:

Contractual Obligations	Payments due by period as at March 31, 2011
	Total	Less than 1 year	1 - 3 years	4 – 5 years	After 5 years
Long-term Debt	-	-	-	-	-
Capital Lease	$58,467	$16,994	$38,892	$2,581	-
Operating leases	-	-	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long Term Obligations	-	-	-	-	-
Total Contractual Obligations	$58,467	$16,994	$38,892	$2,581	-

As of the date of this MD&A, the Company has no other outstanding commitments. The Company has not pledged any of its assets as security for loans, or otherwise and is not subject to any debt covenants.

The Company’s current treasury along with the strategic decision regarding alternatives on its properties and the expectation to raise additional funds in 2011 will allow continuing exploration efforts through to 2011. If market conditions prevail or improve, the Company will make adjustments to budgets accordingly.

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares without par value. As at March 31, 2011, the Company’s share capital was $21,062,680 (December 31, 2010 - $20,703,710) representing 47,891,865 common shares issued and outstanding (December 31, 2010 – 47,148,543 common shares).

The Company has established a stock option plan for its directors, officers and consultants under which the Company may grant options to acquire a maximum number of common shares equal to 10% of the total issued and outstanding common shares of the Company.

During the three months ended March 31, 2011, no options were granted or cancelled.  As at March 31, 2011, the Company had a total of 4,100,000 options outstanding, with exercise prices ranging from $0.20 to $1.60, expiring between December 14, 2011 and September 15, 2015.  If all the remaining outstanding options were exercised, the Company’s available cash would increase by $3,136,750.

During the three months ended March 31, 2011, 1,310,000 warrants at $0.85 expired.  As at March 31, 2011, the Company had 7,173,570 warrants and 286,248 agent’s warrants outstanding, with the exercise prices ranging from $0.35 to $0.75, expiring between June 4, 2011 and November 4, 2012.  If all the remaining outstanding warrants, agent’s warrants and the warrants associated were exercised, the Company’s available cash would increase by $4,673,369.

The Company has established a management performance bonus plan (“Bonus Plan”) to reserve 2 million common shares (“Bonus Shares”) for future issuance to certain recipients of the Bonus Plan, contingent upon the earlier of (a) the completion of a NI 43-101 compliant geological resource report that identifies a measured, indicated and inferred mineral resource totaling collectively greater than 2.7 million gold equivalent ounces, subject to various conditions, the first 1 million of which will be issued upon the expansion of the gold equivalent resource to 1.7 million ounces; (b) the day an independent arms length third party completes a takeover bid, or otherwise acquires, over 70% of the issued and outstanding shares of the Company; and (c) the day the SG Property is sold by the Company to an independent third party, 2,000,000 Bonus Shares or, to the extent that any Bonus Shares have been issued pursuant to (a) above, such lesser number of Bonus Shares that the total of all Bonus Shares issued to the recipients does not exceed 2,000,000. These Bonus Shares are subject to a pooling agreement which releases the Bonus Shares over a one-year period.

As of the date of this MD&A, there were 47,891,865 common shares issued and outstanding and 61,594,807 common shares outstanding on a diluted basis.

Related Party Transactions

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the three months ended March 31, 2011

	Short-term employee benefit $	Other long- term benefit	Termination benefits	Share- based payments $(a)	Total $
Gregory E. McKevley Chief Executive Officer (c)	32,793	n/a	(b)	Nil	32,793
John R. Wilson(d) VP Exploration	35,564	n/a	n/a	Nil	35,564
Winnie Wong Chief Financial Officer	Nil	n/a	n/a	Nil	Nil
Pacific Opportunity Capital Ltd.(e)	36,250	n/a	n/a	Nil	36,250

For the three months ended March 31, 2010

	Short-term employee benefit $	Other long- term benefit	Termination benefits	Share- based payments $(a)	Total $
Gregory E. McKevley Chief Executive Officer (c)	35,212	n/a	(b)	Nil	35,212
John R. Wilson VP Exploration	19,207	n/a	n/a	Nil	19,207
Winnie Wong Chief Financial Officer	Nil	n/a	n/a	Nil	Nil
Pacific Opportunity Capital Ltd.(d)	38,610	n/a	n/a	Nil	38,610

(a)

Comprised of options granted pursuant to the Company’s stock option plan. The value of option-based awards is based on the fair value of the awards calculated using the Black-Scholes model at the grant date.

(b)

Under the terms of the management consulting agreement between the Company and Gregory E. McKevley. Mr. McKevley is entitled to a payment equal to 6 months remuneration in the event Mr. McKelvey is terminated by the Company without notice.

(c)

Mr. McKelvey receives a monthly amount of US$11,000 as management fees.

(d)

Mr. Wilson receives a monthly amount of US$6,000 and effectively October 1, 2010, a monthly amount of US$12,000 as management fees.

(e)

Pacific Opportunity Capital Ltd., a company controlled by a director of the Company, charged for rent, accounting and management fees for an accounting and administrative team of four people during fiscal 2011 and 2010 respectively.

Related party assets / liabilities

	Services for	As at March 31, 2011	As at December 31, 2010
Amounts due to:
Pacific Opportunity Capital Ltd.	Rent, management, and accounting services	$11,480	$ 25,536

Amounts due from:
Nil		-	-

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Future Accounting Pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for the March 31, 2011 reporting period.  The following standards are assessed not to have any impact on the Company’s financial statements:

•

IAS 24, Related Party Disclosure: effective for accounting periods commencing on or after January 1, 2011; and

•

IFRS 9, Financial Instruments: effective for accounting periods commencing on or after January 1, 2013.

Risk Factors

The Company is engaged in the exploration for mineral deposits. These activities involve significant risks which even with careful evaluation, experience and knowledge may not, in some cases, be eliminated. The Company’s success depends on a number of factors, many of which are beyond its control. The primary risk factors affecting the Company include inherent risks in the mining industry, metal price fluctuations and operating in foreign countries and currencies.

Inherent risks within the mining industry

The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that will affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure and use, environmental protection and reclamation and closure obligations could also have a profound impact on the economic viability of a mineral deposit.

Mining activities also involve risks such as unexpected or unusual geological operating conditions, floods, fires, earthquakes, other natural or environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or for other reasons. The Company does not currently maintain insurance against political or environmental risks. Should any uninsured liabilities arise, they could result in increased costs, reductions in profitability, and a decline in the value of the Company’s securities.

There is no assurance at this time that the Company’s current mineral properties will be economically viable for development and production.

Prices for gold and other commodities

Metals prices are subject to volatile price fluctuations and have a direct impact on the commercial viability of the Company’s exploration properties. Price volatility results from a variety of factors, including global consumption and demand for metals, international economic and political trends, fluctuations in the US dollar and other currencies, interest rates, and inflation. The Company has not hedged any of its potential future gold sales. The Company closely monitors gold prices to determine the appropriate course of action to be taken by the Company.

Foreign currency risks

The Company uses the Canadian dollar as its measurement and reporting currency, and therefore fluctuations in exchange rates between the Canadian dollar and other currencies may affect the results of operations and financial position of the Company. The Company does not currently have any foreign currency or commercial risk hedges in place.

The Company raises the majority of its equity financings in Canadian dollars while foreign operations are predominately conducted in Mexican pesos and US dollars. Fluctuations in the exchange rates between the Canadian dollar, US dollar and Mexican pesos may impact the Company’s financial condition.

Risks Associated with Foreign Operations

The Company’s investments in foreign countries such as Mexico and the United States carry certain risks associated with different political, business, social and economic environments. The Company is currently evaluating gold and/or other commodities in Mexico and the United States, but will undertake new investments only when it is satisfied that the risks and uncertainties of operating in different cultural, economic and political environments are manageable and reasonable relative to the expected benefits.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance and regulatory characteristics of property rights in certain foreign countries.

Future government, political, legal or regulatory changes in the foreign jurisdictions in which the Company currently operates or plans to operate could affect many aspects of the Company’s business, including title to properties and assets, environmental protection requirements, labor relations, taxation, currency convertibility, repatriation of profits or capital, the ability to import necessary materials or services, or the ability to export produced materials.

Significant accounting judgments and estimates

The preparation of these condensed consolidated interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the condensed consolidated interim financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The condensed consolidated interim financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the condensed consolidated interim statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Critical judgments

•

The analysis of the functional currency for each entity of the Company. In concluding that the Canadian dollar is the functional currency of the parent, management considered both the funds from financing activities and the currency in which goods and services are paid for. The functional currency of its wholly-owned subsidiaries in Mexico is the Mexican pesos and that the functional currency of its wholly-owned subsidiary in USA is the US dollar as management considered the currencies which mainly influence the cost of providing goods and services in those subsidiaries. The Company chooses to report in Canadian dollar as the presentation currency.

Estimates

•

the recoverability of amounts receivable and prepayments which are included in the condensed consolidated interim statement of financial position;

•

the carrying value of the investment and the recoverability of the carrying value which are included in the condensed consolidated interim statement of financial position;

•

the estimated useful lives of property, plant and equipment which are included in the condensed consolidated interim statement of financial position and the related depreciation included in the consolidated statement of comprehensive loss;

•

the inputs used in accounting for share purchase option expense in the condensed consolidated interim statement of comprehensive loss;

•

the provision for income taxes which is included in the condensed consolidation interim statements of comprehensive loss and composition of deferred income tax assets and liabilities included in the condensed consolidated interim statement of financial position at March 31, 2011;

•

the inputs used in determining the net present value of the liabilities for asset retirement obligations included in the condensed consolidated interim statement of financial position; and

•

the inputs used in determining the various commitments and contingencies accrued in the condensed consolidated interim statement of financial position.

Risk management and financial instruments

The fair values of the Company’s cash and cash equivalents, amounts receivable, prepaid expenses, accounts payables and accrued liabilities, long-term debt and obligations under capital lease approximate their carrying values.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk and interest risk.

(a)

Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. A one cent change of the Canadian dollar would affect the Company’s estimated one-year exploration expenditures by $11,000.

(b)

Credit risk

The Company’s cash and cash equivalents are held in a Canadian financial institution. The Company does not have any asset-backed commercial paper in its cash and cash equivalents. The Company’s accounts receivable consists primarily of harmonized sales tax due from the federal government of Canada and value-added tax due from the government of Mexico.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

(d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity. A 1% change in the interest rate, with other variables unchanged, would affect the Company by an annualized amount of interest equal to approximately $9,000.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$1,221,473	$-	$-	$1,221,473
	$1,221,473	$-	$-	$1,221,473

International Financial Reporting Standards

As stated in Note 2 to the Company’s consolidated condensed interim financial statements, these are the Company’s first condensed interim financial statements for the period covered by its first annual financial statements prepared in accordance with IFRS.

The Company adopted IFRS in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1). The first date at which IFRS was applied was January 1, 2010 (“Transition Date”). IFRS 1 provides for certain mandatory exceptions and optional exemptions for first-time adopters of IFRS.

IFRS 1 requires that the same policies are applied for all periods presented in the first IFRS financial statements and that those policies comply with IFRSs in effect as at the end of the first IFRS annual reporting period.  Accordingly, the opening IFRS statement of financial position, 2010 comparatives and current period financial statements have been prepared using the same policies.  The previously presented 2010 Canadian GAAP financial information has been reconciled to the IFRS information as part of this transition note in accordance with the requirements of IFRS 1. Further, the policies applied have been done so on a full retrospective basis unless an alternative treatment is permitted or required by an IFRS 1 election or exception. These are discussed below.

Elections upon first-time adoption of IFRS

The IFRS 1 exemptions applied by the Company in the conversion from Canadian GAAP to IFRS are as follows:

(a)

Business combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 (2008) Business Combinations retrospectively to business combinations that occurred before the date of transition to IFRS.  The Company has elected to apply IFRS 3 (2008) to only those business combinations that occurred on or after the Transition Date and such business combinations have not been restated.  As a result of this election, no adjustments were required to the Company’s statement of financial position as at the Transition Date.

(b)

Share-based payment transactions

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005.  The Company has elected not to apply IFRS 2 to awards that vested prior to the Transition Date.

IFRS 2, similar to Canadian GAAP, requires the Company to measure share-based payment related to share purchase options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options.  However, under IFRS 2, the recognition of such expense must be done with a “graded vesting” methodology as opposed to the straight-line vesting method allowed under Canadian GAAP.  In addition, under IFRS, forfeitures estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods; while under Canadian GAAP, forfeitures of awards are recognized as they occur.

Under IFRS graded vesting methodology, during the three months ended March 31, 2010, the Company would have recorded $216,939 as share-based payment versus $153,433 share-based compensation under Canadian GAAP.  As a result, $63,506 would be adjusted in the share-based payment expense in the statement of operations and the same amount would be adjusted in the equity settled employee benefit reserve in the statement of equity.

During the year ended December 31, 2010, the Company would have recorded $675,740 as share-based payment versus $587,182 share-based compensation under Canadian GAAP.  As a result, $88,558 would be adjusted in the share-based payment expense in the statement of operations and the same amount would be adjusted in the equity settled employee benefit reserve in the statement of equity.

(c)

IAS 27 – Consolidated and separate financial statements

In accordance with IFRS 1, if a company elects to apply IFRS 3 Business Combinations retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively. As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.

Mandatory exceptions under IFRS

The IFRS 1 mandatory exception applied by the Company in the conversion from Canadian GAAP to IFRS is as follows:

(d)

Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP unless those estimates were in error. The Company’s IFRS estimates as at the Transition Date are consistent with its Canadian GAAP estimates as at that date.

Reconciliations of Canadian GAAP to IFRS

IFRS 1 requires an entity to reconcile equity and comprehensive income for prior periods presented under Canadian GAAP to IFRSs as of the same date.  In addition, an explanation is required for any material adjustments to cash flows to the extent that they exist.  The analysis below and the tables following represent the reconciliations from Canadian GAAP to IFRS for the respective periods noted:

(e)

Reclassification within equity section

IFRS requires an entity to present for each component of equity, a reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change.  The Company examined its $3,223,009 “contributed surplus” account and concluded that as at the Transition Date, the amount of $1,638,487 relates to “Equity settled employee benefit reserve” and the amount of $1,584,522 relates to “Reserves for warrants”.  As a result, the Company believes that a reclassification would be necessary in the equity section among “Contributed surplus”, the “Equity settled employee benefit reserve” account and the “Reserves for warrants” account.

For comparatives, as at March 31, 2010, the amount of $3,376,442 “contributed surplus” account was broken down into $1,791,920 “Equity settled employee benefit reserve” account, and $1,584,522 “Reserves for warrants" account.

As at December 31, 2010, the Company examined its $4,712,876 “contributed surplus” account and concluded that $2,225,670 relates to “Equity settled employee benefit reserve”, $2,422,364 relates to “Reserves for warrants”, and $64,842 relates to “Reserves for agent’s warrants”.

(f)

Cumulative translation differences

IFRS requires that the functional currency of each entity of the Company be determined separately and record the foreign exchange resulting from the consolidation in equity rather than in the statement of operations.  IFRS 1 provides an exemption and allows for such adjustments to be made as of the Transition Date, resulting in no change to the January 1, 2010 financial statements on the Transition Date.

For the three months ended March 31, 2010, the foreign exchange resulting from the consolidation amounted to a gain of $7,361, resulting in increasing the current period’s loss in the statement of operations and recording an “Exchange reserve” in the Statement of Equity.

For the year ended December 31, 2010, the foreign exchange resulting from the consolidation amounted to a loss of $29,095, resulting in decreasing the current period’s loss in the statement of operations and recording an “Exchange reserve” in the Statement of Equity.

(g)

Functional currency and exchange translation

Under Canadian GAAP, the foreign operations are consolidated using the temporal method. Under IFRS, the Company first identified each entity’s functional currency and if the functional currency for the foreign operations is different from the parent company, for the purpose of presenting consolidated financial statements, the assets and liabilities of the Company’s foreign operations are expressed in Canadian dollars using closing rates at the date of financial position. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized directly into equity and transferred to the foreign currency transactions reserve. Such exchange differences are recognized in profit or loss in the period in which the foreign operation is disposed of.

As at March 31, 2010, the Company recognized a foreign exchange loss of $949,816 due to translating the non-current assets using the current rate method. The adjustment results in a decrease in the mineral properties and records as an “Exchange reserve” in the Statement of Equity.

As at December 31, 2010, the Company recognized a foreign exchange loss of $1,096,801 due to translating the non-current assets using the current rate method. The adjustment results in a decrease in the mineral properties and records as an “Exchange reserve” in the Statement of Equity.

(h)

Future income tax liability associated with the acquisitions of its Mexican subsidiaries

Under Canadian GAAP, the Company reported a notional liability for future income taxes assumed as a result of its acquisitions of its three Mexican subsidiaries by increasing the cost allocated to the mineral property interests acquired. Under IFRS, such notional liability is to be reversed. As a result, on December 31, 2010, the Company would reverse all future income tax liabilities previously recognized and would decrease mineral properties by $2,100,000, with a decrease in the future income tax liability of $1,726,000 and an increase in deficit of $374,000.

Internal Controls Over Financial Reporting

Changes in Internal Control over Financial Reporting (“ICFR”)

No changes occurred in the current period of the Company’s ICFR that have materially affected, or are reasonable likely to materially affect, the Company’s ICFR.

Forward Looking Statements

Certain information regarding the Company as set forth in the MD&A, including management’s assessment of the Company’s future plans and operations, contain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuation, imprecision of reserve estimates, environmental risks, taxation policies, competition from other producers, the lack of qualified personnel or management, stock market volatility and the ability to access sufficient capital from external or internal sources. The actual results, performance or achievement could materially differ from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them does, what benefits the Company will derive there from.

Forward-looking statements included or incorporated by reference in this document include statements with respect to:

•

Impairment of long-lived assets;

•

The Company’s assumptions and estimates used in its Technical Reports filed on May 19, 2009 and on June 9, 2010, as well as the potential resource estimates and interpretations from those two Technical Reports;

•

The progress, potential and uncertainties of the Company’s SG drilling program, the Ariel Copper property and the Kinsley Mountain property; and

•

Expectations regarding the ability to raise capital and to continue its exploration and development plans on its properties.